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www.dechert.com

ALLISON FUMAI

Allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 0452 Fax

November 6, 2012

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:   Larry L. Greene, Esq.

Re:	Morgan Stanley Asia-Pacific Fund, Inc.
File Nos. 005-45151, 811-08388

Dear Mr. Greene:

Thank you for your telephonic comments regarding Schedule TO filed on behalf of the Morgan Stanley Asia-Pacific Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on October 19, 2012.  Below, we describe the responses to, or any supplemental explanations of, these comments, as requested.

Comment 1.	In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1. The “Tandy” representations are set forth at the end of this letter.

Comment 2.	Please define “NAV” in the “Offer for Cash, Selected Financial Info” on page 12. While it is defined on page one, it should also be defined again in the table.

Response 2. We respectfully acknowledge your comment and confirm that NAV will be properly defined in the “Offer for Cash, Selected Financial Info” in future Schedule TO filings.

Comment 3.	We note that, in the “Offer for Cash” on page 15, Item 13, 3(e), there is no disclosure regarding the conflicts in the Middle East that are currently underway.

Response 3: We respectfully acknowledge your comment, but we note that the Fund invests primarily in equity securities of Asian-Pacific issuers and in debt securities issued or guaranteed by Asian Pacific governments or governmental entities. We therefore believe the current language is appropriate.

Comment 4.	Please do not use all caps to highlight certain language in the “Letter of Transmittal” because it is difficult to read. Alternatively, please use bold or italics.

Response 4: We respectfully acknowledge your comment and confirm that all caps will not be used to highlight language in the “Letter of Transmittal” in future Schedule TO filings.

Comment 5.

The type size of the disclosure on pages three and four in the “Letter of Transmittal” appears small on EDGAR.  Please confirm that it is the correct font size in the printed materials distributed to stockholders.

Response 5: We confirm that the referenced disclosure meets the required font size in the printed materials distributed to stockholders.

*  *  *  *  *  *  *  *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Fund we hereby acknowledge that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526.  Thank you.

Best regards,

/s/ Allison Fumai